UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited

(Registrant)

Date May 22, 2015	By /s/ Wang Jian

Name: Wang Jian

Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CONNECTED AND MAJOR TRANSACTION
IN RELATION TO AIRCRAFT FINANCE LEASE

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

26 May 2015

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2014 AGM”	the 2014 annual general meeting of the Company to be convened on 16 June 2015 to consider and, if thought fit, approve, among other things, the Proposed Transaction;

“23 Aircraft”	means a maximum of 23 brand new aircraft, comprising:

(i)	2 Airbus A319 aircraft (as a type of A320 series aircraft) and 3 Airbus A321 aircraft (as a type of A320 series aircraft) purchased by the Company under the aircraft purchase agreement dated 23 November 2012 entered into between the Company and Airbus SAS;

(ii)	2 Boeing B777-300ER aircraft purchased by the Company under the aircraft purchase agreement dated 27 April 2012 entered into between the Company and Boeing Company;

(iii)	8 Boeing B737-800 aircraft purchased by the Company under the aircraft purchase agreement dated 17 October 2011 entered into between the Company and Boeing Company;

(iv)	3 Airbus A330-200 aircraft purchased by the Company under the aircraft purchase agreement dated 17 October 2011 entered into between the Company and Airbus SAS;

(v)	1 Airbus A319 aircraft (as a type of A320 series aircraft) and 3 Airbus A321 aircraft (as a type of A320 series aircraft) purchased by the Company under the aircraft purchase agreement dated 30 December 2010 entered into between the Company and Airbus SAS;

(vi)	1 Boeing B737-800 aircraft purchased by Shanghai Airlines from Boeing Company before the absorption of Shanghai Airlines by the Company,

DEFINITIONS

pursuant to the respective aircraft purchase agreements, the 23 Aircraft are scheduled to be delivered to the Company in stages from May 2015 to December 2015, details of which are set out in the announcements of the Company dated 23 November 2012, 27 April 2012, 17 October 2011 and 30 December 2010 respectively;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Aircraft Manufacturer(s)”	means Boeing Company and Airbus SAS;

“Aircraft Purchase Announcements”	means the announcements of the Company, comprising:

(i)	the announcement of the Company dated 23 November 2012 in relation to, among others, the purchase of 60 brand new Airbus A320 series aircraft from Airbus SAS;

(ii)	the announcement of the Company dated 27 April 2012 in relation to, among others, the purchase of 20 brand new Boeing B777-300ER aircraft from Boeing Company;

(iii)	the announcement of the Company dated 17 October 2011 in relation to, among others, the substitution of the purchase of 24 brand new Boeing 787 series aircraft with the purchase of 45 brand new Boeing 737 NG aircraft from the Boeing Company;

(iv)	the announcement of the Company dated 17 October 2011 in relation to, among others, the purchase of 15 brand new Airbus A330 series aircraft from Airbus SAS;

(v)	the announcement of the Company dated 30 December 2010 in relation to, among others, the purchase of 50 brand new Airbus A320 series aircraft from Airbus SAS;

“Announcement”	means the announcement of the Company dated 5 May 2015 in relation to the Proposed Transaction;

“associate”	has the meaning as defined in the Listing Rules;

DEFINITIONS

“Bank Loans”	means the loans provided by CDB Shanghai to the Lessor(s) or the Company under the Proposed Transaction;

“Board”	means the board of directors of the Company;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CDB Shanghai”	means China Development Bank, Shanghai Branch;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the Latest Practicable Date;

“CES Leasing”	means 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party, the sole shareholder of which is Yingde Gases Group Company Limited, a company listed on the Stock Exchange) as at the Latest Practicable Date;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

DEFINITIONS

“Delivery Date”	means the respective delivery dates (all of which fall within 2015) under the Proposed Transaction:

(i)	in respect of the First Four Aircraft, the respective dates on which the Company delivers the First Four Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the First Four Aircraft (and on the same day, the Lessor(s) shall deliver the First Four Aircraft to the Company); and

(ii)	in respect of the Remaining 19 Aircraft, the respective dates on which the respective Aircraft Manufacturer delivers each of the Remaining 19 Aircraft to the Lessor(s), pursuant to: (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s), in relation to the Remaining 19 Aircraft (and on the same day, the Lessor(s) shall deliver the Remaining 19 Aircraft to the Company);

“Directors”	means the directors of the Company;

“First Four Aircraft”	means four of the 23 Aircraft (i.e. one Airbus A330-200 aircraft, two Airbus A319 aircraft and one Boeing B737-800 aircraft), which the Company will first pay the purchase price for pursuant to the relevant loan arrangements between the Company and the Lessor(s);

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board Committee”	means the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Proposed Transaction;

DEFINITIONS

“Independent Financial Adviser” or “Octal Capital”	means Octal Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates;

“Latest Practicable Date”	means 20 May 2015, being the latest practicable date of ascertaining certain information included herein before the printing of this circular;

“Lessor(s)”	means wholly-owned subsidiaries of CES Leasing to be incorporated by CES Leasing in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of the Proposed Transaction;

“LIBOR”	means London Interbank Offered Rate;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Master Lease Agreement”	means the Master Lease Agreement entered into between the Company and CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to a maximum of the 23 Aircraft in accordance with the terms and conditions of the Master Lease Agreement and the relevant implementation agreements;

“PRC”	means the People’s Republic of China;

“Previous Transaction”	means the finance lease of 14 aircraft pursuant to the finance lease framework agreement entered into between the Company and CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to 14 aircraft in accordance with the terms and conditions thereto, details of which are set out in the announcement of the Company dated 14 November 2014;

“Proposed Transaction”	means the finance lease of a maximum of the 23 Aircraft pursuant to the Master Lease Agreement;

DEFINITIONS

“Remaining 19 Aircraft”	means the Remaining 19 Aircraft, other than the First Four Aircraft;

“rental fee”	means the principal sum repayments and interest payments under the Proposed Transaction;

“Request for Proposal”	means the requests made by the Company to commercial banks and the relevant financial institutions in relation to financing of certain aircraft scheduled to be introduced by the Company in 2015;

“RMB”	means renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter
571) of the Laws of Hong Kong;

“Shanghai Airlines”	means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd), which became a wholly-owned subsidiary of the Company by absorption, details of which are set out in the announcement of the Company dated 28 January 2010;

“Shareholders”	means the shareholders of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.13 is used in this circular. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

LETTER FROM THE BOARD

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Xu Zhao	(Director)	Shanghai
Gu Jiadan	(Director)	PRC
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)	Head office:
92 Konggang 3rd Road Changning District
Independent non-executive Directors:		Shanghai
Sandy Ke-Yaw Liu		PRC
Ji Weidong
Li Ruoshan		Principal place of business
Ma Weihua		in Hong Kong:
Unit B, 31/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited Rooms 1712–1716, 17th Floor Hopewell Centre
183 Queen’s Road East
Hong Kong

26 May 2015

To the shareholders of the Company

Dear Sir or Madam,

CONNECTED AND MAJOR TRANSACTION
IN RELATION TO AIRCRAFT FINANCE LEASE

1.	INTRODUCTION

Reference is made to: (i) the Aircraft Purchase Announcements; (ii) the Announcement; and (iii) the notice of the 2014 AGM dated 30 April 2015.

LETTER FROM THE BOARD

On 5 May 2015, the Company entered into the Master Lease Agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to a maximum of the 23 Aircraft in accordance with the terms and conditions of the Master Lease Agreement and the relevant implementation agreements.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transaction exceed 5% but are less than 25%, the Proposed Transaction, by itself, will constitute a connected and discloseable transaction of the Company under the Listing Rules. Pursuant to Rule 14.22 and Rule 14A.81 of the Listing Rules, the Proposed Transaction would be aggregated with the Previous Transaction, and be treated as if they were one transaction for the purpose of Chapter 14 and Chapter 14A of the Listing Rules.

The Proposed Transaction and the Previous Transaction, in aggregate, constitutes a connected and major transaction of the Company under the Listing Rules as applied by the Stock Exchange. Therefore, the Proposed Transaction and the Previous Transaction, in aggregate: (a) is subject to the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) constitutes a major transaction under Chapter 14 of the Listing Rules.

The 2014 AGM will be held on 16 June 2015. An additional ordinary resolution will be proposed to the 2014 AGM for the Independent Shareholders to consider and, if thought fit, approve the Proposed Transaction. The purpose of this circular is to give Shareholders information on the Proposed Transaction to be approved at the 2014 AGM.

2.	THE MASTER LEASE AGREEMENT

The major terms of the Master Lease Agreement are set out as follows:

Date	:	5 May 2015

Lessor(s)	:	Wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Transaction

Lessee	:	The Company

Financier	:	CDB Shanghai (i.e. China Development Bank, Shanghai Branch)

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, CDB Shanghai and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

LETTER FROM THE BOARD

Aircraft under the Proposed Transaction	:	A maximum of the 23 Aircraft, comprising a total of three Airbus A319 aircraft, six Airbus A321 aircraft, three Airbus A330-200 aircraft, nine Boeing B737-800 aircraft and two Boeing B777-300ER aircraft.

The aircraft basic price of the 23 Aircraft in aggregate is approximately USD3.064 billion (equivalent to approximately RMB18.782 billion) based on the relevant price catalog applicable to the respective aircraft purchase agreements.

Lease term	:	120 months, commencing on the Delivery Date of each of the 23 Aircraft.

Maximum principal amount of the Proposed Transactions	:	90% of the total consideration for the purchase of a maximum of the 23 Aircraft.

Rental fee/Interest payment:	:	Under the Proposed Transaction, the applicable interest rate will be 6-month USD LIBOR plus 1% to 3%, which is negotiated and determined between the Company, CES Leasing and CDB Shanghai.

The rental fee is the repayment of the principal amount and the interest under the Proposed Transaction.

Based on the present LIBOR, for a 120 month lease term, the total amount of the rental fees for a maximum of the 23 Aircraft payable by the Company to the Lessor(s) is not expected to be more than USD1.7 billion (which is equivalent to approximately RMB10.421 billion).

The rental fee is payable semi-annually in arrears, commencing on the Delivery Date of each of the 23 Aircraft and concluding on the date of the 20th payment for such Aircraft.

LETTER FROM THE BOARD

On the date of payment of each rental fee, the Company deposits the rental fee only in the Lessor(s)’ permitted bank account with CDB Shanghai. CDB Shanghai maintains strict control and supervision over the said bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the said bank account to its own account on the same day or the next day of the date of payment of each rental fee.

Bank Loans	:	The principal amount and the interest rate under the Bank Loans are negotiated and determined between the Company, CES Leasing and CDB Shanghai.

Under the Proposed Transaction, CDB Shanghai will provide Bank Loans to the Lessor(s), the maximum principal amount of the Bank Loans will be equivalent to the principal amount of the finance lease of a maximum of the 23 Aircraft. On the Delivery Date of the First Four Aircraft, CDB Shanghai will provide financing to the Company for the purchase of the First Four Aircraft. On the Delivery Date of each of the Remaining 19 Aircraft, CDB Shanghai will pay the loan amount to the Aircraft Manufacturer(s) directly.

The principal amount, interest rate and amounts, and loan term under the Bank Loans are respectively identical to the principal amount, interest rate and amounts, and lease term under the Proposed Transaction.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) are transferred to the Lessor(s), and a maximum of the 23 Aircraft are mortgaged to CDB Shanghai as security for the Bank Loans.

LETTER FROM THE BOARD

Arrangement fee	:	The respective arrangement fee for each of the 23 Aircraft shall be paid by the Company up-front upon the commencement of the respective Delivery Date. The Lessor(s) are entitled to a total arrangement fee for a maximum of the 23 Aircraft of no more than RMB75 million.

Buy-back	:	Upon the expiry of the lease term of each of the 23 Aircraft, the Company is entitled to purchase such Aircraft back from the Lessor(s) at a nominal purchase price of USD100 for such Aircraft.

Effectiveness and conditions:	:	The Master Lease Agreement is effective upon execution by the parties and approval of the Master Lease Agreement and the transactions contemplated thereunder by the Independent Shareholders at the general meeting of the Company.

Other arrangements	:	Pursuant to the relevant loan arrangements between the Company and the Lessor(s), the Company will first pay the purchase price for the First Four Aircraft to the Aircraft Manufacturers. After the approval of the Proposed Transaction by Independent Shareholders at the general meeting of the Company, the Company will enter into financing sale and lease back agreement with the Lessor(s) in respect of each of the First Four Aircraft at a consideration of 90% of the aircraft purchase price of the First Four Aircraft between the Company and Airbus SAS. Save as set out above, the terms and conditions of the Proposed Transaction of the First Four Aircraft shall be the same as that of the Remaining 19 Aircraft.

LETTER FROM THE BOARD

Implementation agreements	:	To implement the Proposed Transaction, separate written agreements will be entered into between the Company, CES Leasing, the Lessor(s) and CDB Shanghai etc. (as appropriate), including but not limited to:

(i)	the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the First Four Aircraft;

(ii)	the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/or CDB Shanghai etc. in respect of each of the Remaining 19 Aircraft;

(iii)	the finance lease agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the 23 Aircraft;

(iv)	the tripartite lease agreement assignments(s) to be entered into between the Company, the Lessor(s) and CDB Shanghai in respect of each of the 23 Aircraft; and

(v)	the loan agreement to be entered into between the Lessor(s) and CDB Shanghai in respect of each of the 23 Aircraft,

the terms of which are in all material respects consistent with the binding principles, guidelines, terms and conditions contained in the Master Lease Agreement.

3.	INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CES Leasing is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee etc. for finance lease transactions.

CDB Shanghai is principally engaged in banking services.

LETTER FROM THE BOARD

4.	FINANCIAL IMPACT OF THE PROPOSED TRANSACTION

Under the Proposed Transaction, a maximum of the 23 Aircraft will be recorded as fixed assets of the Company and the principal amount of the Proposed Transaction will be recorded as long-term liabilities of the Company. As disclosed in the Aircraft Purchase Announcements, the consideration for the purchase of aircraft may be funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company. Using a finance lease structure under the Proposed Transaction may result in an increase in the Company’s debt-to-equity ratio, but as the rental fee under the Proposed Transaction is payable semi-annually in arrears, commencing on the Delivery Date of each of the 23 Aircraft and concluding on the date of the 20th payment for such Aircraft, it is not expected to have a substantial impact on the Company’s cashflow position or its business operations. The Proposed Transaction is not expected to result in a material impact on the earnings and net assets of the Group.

5.	REASONS FOR ENTERING INTO THE PROPOSED TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

According to the Company’s aircraft delivery schedule in 2015, the Company issued Requests for Proposals in relation to financing of certain aircraft scheduled to be introduced by the Company in 2015. Upon reviewing and evaluating the financial proposals submitted from commercial banks and the relevant financial institutions, the proposal from CES Leasing has significant pricing competitive advantages as compared to other proposals, and the Company decided to mandate the finance lease for a maximum of the 23 Aircraft to CES Leasing.

In this financing structure, CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transaction. The Lessor(s), acting as the borrower, will sign loan agreement(s) with CDB Shanghai, acting as the lender, in respect of each of the 23 Aircraft. The maximum principal amount of the Proposed Transaction in relation to the maximum of the 23 Aircraft is 90% of the total consideration for the purchase of the maximum of the 23 Aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. The total arrangement fee to be paid to CES Leasing for the finance lease of the maximum of the 23 Aircraft shall not exceed RMB75 million.

As disclosed above, the applicable interest rate under the Proposed Transaction (being 6-month USD LIBOR plus 1% to 3%) is negotiated and determined between the Company, CES Leasing and CDB Shanghai. Such applicable interest rate is within the interest rate range for the USD denominated long-term bank borrowings of the Group for the year 2014 and also accords with prevailing financing market conditions. In addition, the Company had issued Requests for Proposals in relation to financing of certain aircraft scheduled to be introduced by the Company in 2015. The interest rate and the arrangement fee are parts of the financial proposal from commercial banks and financial institutions. Upon reviewing and evaluating the financial proposals submitted from commercial banks and the relevant financial institutions, and after considering various factors (including

LETTER FROM THE BOARD

interest rates, arrangement fee, aggregate lending capacity and other terms and conditions), the Directors consider that the interest rate, arrangement fee and other terms and conditions proposed by CES Leasing has significant pricing competitive advantages as compared to other proposals, and the Company decided to mandate the finance lease for the maximum of the 23 Aircraft to CES Leasing.

Furthermore, taking into account that CES Leasing has obtained all relevant licenses in the PRC for operating in finance leasing business and had provided aircraft finance leasing arrangement to the Group under the Previous Transaction, the Directors believe that CES Leasing is capable of providing efficient and high-quality aircraft finance leasing arrangement to the Group, as compared to the independent third party banks.

As advised by CES Leasing, the Directors understand that the Lessors, being the wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Transaction, are undergoing the registration process with the PRC regulatory authorities and are expected to be established in June 2015. The Lessors will be set up for the sole purpose of acting as the Lessors in the Proposed Transaction.

Under the current regulations in the China (Shanghai) Pilot Free Trade Zone and the Tianjin Dongjiang Bonded Zone of the PRC, CES Leasing will not provide corporate guarantee to the Lessor(s). In the event that CES Leasing and/or the Lessor(s) default in perform its obligations under the Bank Loans, the Company will assume the obligations of CES Leasing as the borrower to repay the loan amount to the CDB Shanghai directly. Therefore, there are no other circumstances, other than any events of default that happen as a result of the Company, which may lead to confiscation by CDB Shanghai of the 23 Aircraft. In fact, under the Proposed Transaction, the rental fee paid by the Company under the Proposed Transaction will only be deposits in the Lessor(s)’s permitted bank account with CDB Shanghai, CDB Shanghai maintains strict control and supervision over the said bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the said bank account to its own account on the same day or the next day of the date of payment of each rental fee. Therefore, the Directors believe that there are no additional risks involved in obtaining the loan through CES Leasing in substance acting as an agent in the Proposed Transaction, instead of through a financial institution directly.

By utilising a finance lease structure in the PRC domestic bonded zone with CES Leasing to introduce a maximum of the 23 Aircraft, the Company will reduce its financing costs by approximately USD32 million (equivalent to approximately RMB196.16 million) after deducting the arrangement fee for finance lease payable to CES Leasing as compared to other mortgage loans with the same interest rate. Therefore, the Company eventually selected CES Leasing to provide finance leasing services to the Company for the introduction of a maximum of the 23 Aircraft.

By utilising a finance lease structure in the PRC domestic bonded zone with CES Leasing to introduce a maximum of the 23 Aircraft, CES Leasing can provide value added tax invoices for the interest payments under the Proposed Transaction to the Company, and therefore, the Company can use it to deduct value added tax. Moreover, the arrangement fee charged by CES Leasing under the Proposed Transaction is far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company’s aggregate financing costs in introducing a maximum of the 23 Aircraft.

LETTER FROM THE BOARD

The terms and conditions of the Proposed Transaction are agreed after arm’s length negotiations between the parties. Based on the above, the Directors (including the independent non-executive Directors) are of the view that the Proposed Transaction is on normal commercial terms and in the Company’s ordinary and usual course of business, and that the terms of the Proposed Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6.	LISTING RULES IMPLICATIONS

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transaction exceed 5% but are less than 25%, the Proposed Transaction, by itself, will constitute a connected and discloseable transaction of the Company under the Listing Rules. Pursuant to Rule 14.22 and Rule 14A.81 of the Listing Rules, the Proposed Transaction would be aggregated with the Previous Transaction, and be treated as if they were one transaction for the purpose of Chapter 14 and Chapter 14A of the Listing Rules.

The Proposed Transaction and the Previous Transaction, in aggregate, constitutes a connected and major transaction of the Company under the Listing Rules as applied by the Stock Exchange. Therefore, the Proposed Transaction and the Previous Transaction, in aggregate: (a) is subject to the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) constitutes a major transaction under Chapter 14 of the Listing Rules.

The resolution regarding the Proposed Transaction had been passed at the 2015 third regular meeting of the Board on 29 April 2015. As Mr. Liu Shaoyong (a Director and the Chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the Proposed Transaction. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Proposed Transaction. Save as aforesaid, none of the Directors has any material interests in the Proposed Transaction.

7.	2014 AGM & RECOMMENDATION

2014 AGM

The 2014 AGM will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (JiiI際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:30 am, on Tuesday, 16 June 2015. An additional ordinary resolution will be proposed to the 2014 AGM for the Independent Shareholders to consider and, if thought fit, approve the Proposed Transaction. Please refer to the supplemental notice of 2014 AGM enclosed in this circular for details.

LETTER FROM THE BOARD

CEA Holding and its associates will abstain from voting on the ordinary resolution approving the Proposed Transaction at the general meeting of the Company to be convened for the purpose of approving, among others, the Master Lease Agreement and the transactions contemplated thereunder.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the transactions under the Proposed Transaction. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same. Please refer to the announcement of the Company dated 8 May 2015 regarding the appointment of the Independent Financial Adviser for details.

Recommendation

Based on the relevant information disclosed herein, the Directors are of the opinion that the Proposed Transaction is on normal commercial terms and in the Company’s ordinary and usual course of business, and that the terms of the Proposed Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the 2014 AGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 19 to 20 of this circular which contains its recommendation to the Independent Shareholders regarding the Proposed Transaction, and the letter of advice from the Independent Financial Adviser set out on pages 21 to 29 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders on the same. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolution approving the Master Lease Agreement and the transactions contemplated thereunder.

Voting

As CEA Holding is the controlling Shareholder holding directly and indirectly approximately 64.35% of the Company’s issued share capital as at the Latest Practicable Date, each of CEA Holding and its associate(s) is therefore a connected person of the Company. As such, CEA Holding and its associate(s), if any, will at the 2014 AGM abstain from voting on the ordinary resolution approving the Master Lease Agreement and the transactions contemplated thereunder, which will be taken on a poll as required under the Listing Rules. To the extent that the Directors are aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding;

LETTER FROM THE BOARD

(ii)	CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)	it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the 2014 AGM.

New Proxy Form

Since the proxy form for the 2014 AGM (the “Old Proxy Form”) sent together with the notice of the AGM dated 30 April 2015 (the “Notice”) does not contain the newly added resolution(s) as set out in the supplemental notice to be approved at the 2014 AGM, a new proxy form for the 2014 AGM (the “New Proxy Form”) has been prepared and is enclosed with the supplemental notice.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the 2014 AGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the 2014 AGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)	If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the 2014 AGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolutions as set out in this supplemental notice.

(ii)	If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

LETTER FROM THE BOARD

(iii)	If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution.

Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the 2014 AGM, they will have to attend in person and vote at the 2014 AGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the 2014 AGM or at any adjournment thereof should they so wish.

8.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

26 May 2015

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED AND MAJOR TRANSACTION
IN RELATION TO AIRCRAFT FINANCE LEASE

We refer to the circular dated 26 May 2015 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you in respect of the Proposed Transaction, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in the Proposed Transaction.

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

The relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transaction, by itself, exceed 5% but are less than 25%. The relevant applicable percentage ratios set out in the Listing Rules in respect of the Proposed Transaction as aggregated with the Previous Transaction, exceed 25% but are less than 100%. Therefore, the Proposed Transaction is subject to approval by Independent Shareholders at the 2014 AGM.

Octal Capital has been appointed as the Independent Financial Adviser to advise us and you on the fairness and reasonableness of the Proposed Transaction. We wish to draw your attention to the letter from Octal Capital set out on pages 21 to 29 of the Circular.

We have discussed with the management of the Company in relation to the Proposed Transaction. We have also taken into account the principal factors and reasons considered by the Independent Financial Adviser in forming its opinion in relation to the Proposed Transaction.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

On the basis of the above, we consider, and agree with the view of the Independent Financial Adviser, that the Proposed Transaction is on normal commercial terms and in the Company’s ordinary and usual course of business, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend you to vote in favour of the ordinary resolution to be proposed at the 2014 AGM in respect of the Proposed Transaction.

Yours faithfully,
Sandy Ke-Yaw Liu
Ji Weidong
Li Ruoshan
Ma Weihua
Independent Board Committee

LETTER FROM OCTAL CAPITAL

The following is the text of the letter of advice dated 26 May 2015 from Octal Capital to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Proposed Transaction prepared for the purposes of Chapter 14A of the Listing Rules and for incorporation into this circular:

Octal Capital Limited 801-805, 8th Floor, Nan Fung Tower 88 Connaught Road Central Hong Kong

26 May 2015

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED AND MAJOR TRANSACTION
IN RELATION TO AIRCRAFT FINANCE LEASE

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Transaction, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 26 May 2015 (the “Circular”), of which this letter forms a part. Capitalized terms used in this letter shall have the same meaning as those defined in the Circular unless the context otherwise requires.

On 5 May 2015, the Company entered into the Master Lease Agreement with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the 23 Aircraft in accordance with the terms and conditions of the Master Lease Agreement and the relevant implementation agreements. CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to the approval of the Independent Shareholders by way of poll at the AGM. CEA Holding and its associates shall abstain from voting on the ordinary resolutions approving the Proposed Transaction at the AGM.

An independent board committee comprising all independent non-executive Directors of the Company, namely Mr. Sandy Ke-Yaw LIU, Mr. JI Weidong, Mr. LI Ruoshan and Mr. MA Weihua, has been established to consider and advise the Independent Shareholders on whether the terms of the Proposed Transaction are fair and reasonable and the Proposed Transaction is in the interests of the Company and the Shareholders as a whole. The advice of the Independent Board Committee as regards the Proposed Transaction is contained in its letter included in the Circular.

LETTER FROM OCTAL CAPITAL

We, Octal Capital, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Proposed Transaction in this regard. We are not connected with the directors, chief executive and substantial shareholders of the Company or CES Leasing or any of their respective subsidiaries or their respective associates and do not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group as at the Latest Practicable Date and therefore is considered suitable to give independent advice to the Independent Shareholders. During the last two years, there was no engagement between the Company or CES Leasing and us. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Company or CES Leasing or any of its subsidiaries or their respective associates.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular as provided by the management of the Company were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Proposed Transaction including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the management of the Company respectively in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, CES Leasing, CDB Shanghai and their respective associates, nor have we carried out any independent verification of the information supplied to us.

THE PROPOSED TRANSACTION

Principal factors and reasons considered

In arriving at our opinion regarding the terms of the Proposed Transaction, we have considered the following principal factors and reasons:

1.	Background information of the Proposed Transaction

The Group is principally engaged in the business of civil aviation. The Group established an aviation transportation network covering 1,052 destinations in 177 countries and provided approximately 713,500 flights which in aggregate carried over 83.8 million passengers in 2014. As at 31 December 2014, the Group operated a fleet of 515 aircrafts, of which 349 were self-owned or under finance leases, 148 of which were under operating lease and the remaining 18 were business aircrafts held under trust. The Group maintained an average fleet age of 6 years as at 31 December 2014. As disclosed in the annual report of the Company for the year ended 31 December 2014, the Group planned to introduce a total of 150 new aircrafts and retire 72 older models during 2015 and 2016.

LETTER FROM OCTAL CAPITAL

On 14 November 2014, the Company entered into a finance lease framework agreement with CES Leasing pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to 14 aircrafts in accordance with the terms and conditions thereto, details of which are set out in the announcement of the Company dated 14 November 2014 (the “Previous Transaction”). The said finance lease framework agreement has been approved by the then Independent Shareholders at the Company’s extraordinary general meeting held on 15 January 2015. On 5 May 2015, the Company entered into a second lease agreement with CES Leasing (i.e. the Master Lease Agreement), pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the 23 Aircraft in accordance with the terms and conditions thereto.

The table below summaries the consolidated financial position of the Group as at 31 December 2013 and 2014:

	As at 31 December
	2013	2014
	RMB million	RMB million
	(audited)	(audited)
Assets
Non-current assets	127,458	147,586
Current assets	12,610	18,243
Total assets	140,068	165,829
Liabilities
Non-current liabilities	53,082	61,130
Current liabilities	58,404	72,928
Total liabilities	111,486	134,058

Net assets attributable to owners of the Company	26,902	29,974

The total assets of the Group amounted to approximately RMB140,068 million and RMB165,829 million as at 31 December 2013 and 2014 respectively. The total liabilities of the Group amounted to approximately RMB111,486 million and RMB134,058 million as at 31 December 2013 and 2014 respectively. The Group’s total obligations under finance leases (including interest) were approximately RMB38.7 billion as at 31 December 2014. As at 31 December 2014, the Group had cash and cash equivalents amounted to approximately RMB1,355 million.

LETTER FROM OCTAL CAPITAL

The Group monitors its gearing on the basis of its debt ratios (measured as total liabilities divided by total assets), which were approximately 79.6% and 80.8% as at 31 December 2013 and 2014 respectively.

2.	The Master Lease Agreement

As set out in the Letter from the Board, on 5 May 2015, the Company entered into the Master Lease Agreement with CES Leasing and the principal terms of the Master Lease Agreement are as follows:

Maximum principal amount	:	90% of the total consideration for the purchase of the 23 Aircraft

Interest	:	6-month USD LIBOR plus 1% to 3%

Term	:	120 months, commencing on the Delivery Date of each of the 23 Aircraft

Rental fee	:	the repayment of the principal amount and the interest under the Proposed Transaction. The Company expected the rental fee to be not more than USD1.7 billion (equivalent to approximately RMB10.421 billion)

Arrangement fee	:	not more than RMB75 million in total in respect of the
Proposed Transaction for the 23 Aircraft

Buy-back	:	upon the expiry of the lease term of each of the 23 Aircraft, the Company is entitled to purchase such aircraft back from the Lessor(s) at a nominal purchase price of USD100 for such aircraft

The 23 Aircraft consists of a total of three Airbus A319 aircraft, six Airbus A321 aircraft, three Airbus A330-200 aircraft, nine Boeing B737-800 aircraft and two Boeing B777-300ER aircraft. The aircraft basic price of the 23 Aircraft in aggregate is approximately USD3.064 billion (equivalent to approximately RMB18.782 billion) based on the relevant price catalog applicable to the respective aircraft purchase agreements and the expected delivery dates of the 23 Aircraft ranges from May to December 2015.

We are advised that the terms and conditions of the Proposed Transaction are agreed after arm’s length negotiations between the parties. We note that the terms and conditions of the Master Lease Agreement are largely similar to those of the finance lease framework agreement entered into with CES Leasing on 14 November 2014 in the Previous Transaction.

Under the Proposed Transaction, CDB Shanghai will provide the Bank Loans to the Lessor(s), the maximum principal amount of the Bank Loans will be equivalent to the principal amount of the finance lease of the 23 Aircraft. The principal amount, interest rate and amounts, and loan term under the Bank Loans are respectively identical to the principal amount, interest rate and amounts, and lease term under the Proposed Transaction. The 23 Aircraft are mortgaged to CDB Shanghai as security for the Bank Loans. The principal amount and the interest rate under the Bank Loans are negotiated and determined between the Company, CES Leasing and CDB Shanghai.

LETTER FROM OCTAL CAPITAL

We have obtained and reviewed three other bank loan quotations provided by domestic banks in relation to the provision of bank loans for the financing of the 23 Aircraft and we note that the major terms and conditions provided by CDB Shanghai, being the principal amount, interest, term and handling fee are comparable to, or more favorable than, the third party quotations. We consider that the bank loan proposal provided by CDB Shanghai is, as a whole, more competitive than the other proposals.

3.	Reasons for the Proposed Transaction

As set out in the Letter from the Board, according to the Company’s aircraft delivery schedule in 2015, the Company issued Requests for Proposals in relation to financing of certain aircrafts scheduled to be introduced by the Company in 2015. Upon reviewing and evaluating the financial proposals submitted by commercial banks and the relevant financial institutions, the proposal from CES Leasing has significant pricing competitive advantages as compared to other proposals, and the Company decided to mandate the finance lease for the 23 Aircraft to CES Leasing.

In this financing structure, CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transaction. The Lessor(s), acting as the borrower, will sign loan agreement(s) with CDB Shanghai, acting as the lender, in respect of each of the 23 Aircraft. The maximum principal amount of the Proposed Transaction in relation to the 23 Aircraft is 90% of the total consideration for the purchase of the 23 Aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. The total arrangement fee to be paid to CES Leasing for the finance lease of the 23 Aircraft shall not exceed RMB75 million.

As disclosed above, the applicable interest rate under the Proposed Transaction (being 6-month USD LIBOR plus 1% to 3%) is negotiated and determined between the Company, CES Leasing and CDB Shanghai. Such applicable interest rate is within the interest rate range for the USD denominated long-term bank borrowings of the Group for the year 2014 and also accords with prevailing financing market conditions. In addition, the Company had issued Requests for Proposals in relation to financing of certain aircraft scheduled to be introduced by the Company in 2015. The interest rate and the arrangement fee are parts of the financial proposal from commercial banks and financial institutions. Upon reviewing and evaluating the financial proposals submitted from commercial banks and the relevant financial institutions, and after considering various factors (including interest rates, arrangement fee, aggregate lending capacity and other terms and conditions), the Directors consider that the interest rate, arrangement fee and other terms and conditions proposed by CES Leasing has significant pricing competitive advantages as compared to other proposals, and the Company decided to mandate the finance lease for the 23 Aircraft to CES Leasing.

LETTER FROM OCTAL CAPITAL

Furthermore, taking into account that CES Leasing has obtained all relevant licenses in the PRC for operating in finance leasing business and had provided aircraft finance leasing arrangement to the Group under the Previous Transaction, the Directors believe that CES Leasing is capable of providing efficient and high-quality aircraft finance leasing arrangement to the Group, as compared to the independent third party banks.

As advised by CES Leasing, the Directors understand that the Lessors, being the wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Transaction, are undergoing the registration process with the PRC regulatory authorities and are expected to be established in June 2015. The Lessors will be set up for the sole purpose of acting as the Lessors in the Proposed Transaction.

Under the current regulations in the China (Shanghai) Pilot Free Trade Zone and the Tianjin Dongjiang Bonded Zone of the PRC, CES Leasing will not provide corporate guarantee to the Lessor(s). In the event that CES Leasing and/or the Lessor(s) default in perform its obligations under the Bank Loans, the Company will assume the obligations of CES Leasing as the borrower to repay the loan amount to the CDB Shanghai directly. Therefore, there are no other circumstances, other than any events of default that happen as a result of the Company, which may lead to confiscation by CDB Shanghai of the 23 Aircraft. In fact, under the Proposed Transaction, the rental fee paid by the Company under the Proposed Transaction will only be deposits in the Lessor(s)’s permitted bank account with CDB Shanghai, CDB Shanghai maintains strict control and supervision over the said bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the said bank account to its own account on the same day or the next day of the date of payment of each rental fee. Therefore, the Directors believe that there are no additional risks involved in obtaining the loan through CES Leasing in substance acting as an agent in the Proposed Transaction, instead of through a financial institution directly. In this regard, we have reviewed the latest liquidity and liability position of the Group up to March 2015 and given the financial resources the Group currently possesses, we concur with the views of the Directors that the risks involved in obtaining the loan through CES Leasing are remote.

By utilising a finance lease structure in the PRC domestic bonded zone with CES Leasing to introduce a maximum of the 23 Aircraft, the Company will reduce its financing costs by approximately USD32 million (equivalent to approximately RMB196.16 million) after deducting the arrangement fee for finance lease payable to CES Leasing as compared to other mortgage loans with the same interest rate.

By utilising a finance lease structure in the PRC domestic bonded zone with CES Leasing to introduce the 23 Aircraft, CES Leasing can provide value added tax invoices for the interest payments under the Proposed Transaction to the Company, and therefore the Company can use it to deduct value added tax under the relevant PRC domestic bonded zone regulations. The arrangement fee charged by CES Leasing under the Proposed Transaction (which is estimated to be not more than RMB75 million in total) is also far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company’s aggregate financing costs in introducing the 23 Aircraft.

LETTER FROM OCTAL CAPITAL

In addition, having recently conducted the Previous Transaction, the Company is of the view that the finance lease structure in the PRC domestic bonded zone proved to be both economically favorable and legally permissible and is in line with the Shareholders’ interest. As the quotation of the finance lease proposal from CES Leasing continued to have significant pricing competitive advantages, the Company eventually selected CES Leasing to provide finance leasing services to the Company for the introduction of the 23 Aircraft.

We note that the Company has explored alternative financing means for the 23 Aircraft including direct purchase, equity and debt financing or making a direct borrowing arrangement with CDB Shanghai. We are advised that having considered, among others, the Group’s existing debt structure and the market conditions, and the fact that unlike the interest payments to CES Leasing, the interests charged by CDB Shanghai are however not value added tax deductible, the Directors are of the view that the said alternatives are not feasible at the time being.

We also note that on 23 April 2015 the Company announced a placing of not more than 2,329,192,546 A Shares to raise maximum proceeds of RMB15 billion for the purchase of an additional 23 aircrafts scheduled to be delivered in 2016 and the repayment of certain bank borrowings of the Group. We are advised that given the extensive time required in obtaining the approvals from the A Share Shareholders and relevant PRC regulators where such procedure could last for 6 to 12 months, the Company does not intend to apply the proceeds from the placing to the purchase of the 23 Aircraft.

As mentioned above, the Company issued Requests for Proposals in relation to financing of certain aircrafts scheduled to be introduced by the Company in 2015 from commercial banks and relevant financial institutions. Having reviewed the third party quotations provided by the Company and the cost of the Group’s existing financial obligations, we concur with the views of the Directors that the quotation of the finance lease proposal from CES Leasing is more competitive as compared to the quotations of the other finance lease proposals and the finance lease structure under the Master Lease Agreement enables the Company to minimize its financial burden while introducing the 23 Aircraft.

Having considered (i) the finance lease proposal provided by CES Leasing is more competitive compared to third party proposals; (ii) the major terms of the bank loan proposal provided by CDB Shanghai are comparable to, if not more favorable than, third party proposals; (iii) the financial benefits to the Group under the Proposed Transaction, in particular the considerable value added tax savings; and (iv) the risks involved in obtaining the bank loan through CES Leasing are remote, we consider the terms of the Master Lease Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

LETTER FROM OCTAL CAPITAL

4.	Financial effects of the Proposed Transaction

Earnings

We expect the Proposed Transaction shall have a mixed effect on the Group’s earnings as on one hand the addition of the 23 Aircraft to the Group’s fleet shall increase the Group’s carrying capacity and thus revenue yet on the other hand the Proposed Transaction will incur interest expenses and arrangement fees of no more than RMB75 million. Nevertheless, taking into account the significant savings in value added tax and financing costs of the Group under the proposed lease structure, and the fact that making a direct borrowing from CDB Shanghai involves higher costs, we are of the view that the impacts on the Group’s earnings shall be insignificant and are acceptable.

Gearing

We are advised that the Group monitors its gearing on the basis of its debt ratio, which was approximately 80.8% as at 31 December 2014. Under the Proposed Transaction, the 23 Aircraft will be recorded as fixed assets of the Company and the principal amount of the Proposed Transaction will be recorded as long-term liabilities of the Company. Based on the basic price of the 23 Aircraft being approximately RMB18.782 billion, and pursuant to the Master Lease Agreement that 90% of the total consideration for the purchase of the 23 Aircraft is to be financed by the Proposed Transaction, we expect the assets and liabilities of the Group immediately following the Proposed Transaction shall be simultaneously increased by the amount equivalent to 90% of the consideration for the purchase of the 23 Aircraft. Given the Group’s substantial assets and liabilities being approximately RMB165.8 billion and RMB134.1 billion respectively as at 31 December 2014, in the event that the assets and liabilities of the Group increase correspondingly, we expect the Group’s gearing level (measured by the debt ratio) will increase marginally. Considering the value added tax savings in connection with the Proposed Transaction and the fact that should the Company obtain bank loans directly with CDB Shanghai, the interests charged by CDB Shanghai are however not value added tax deductible and will thus increase the Group’s financing costs, we are of the view that the impact of the Proposed Transaction on the Group’s gearing is immaterial and acceptable.

Cash flow

As at 31 December 2014, the Group had cash and cash equivalents amounted to approximately RMB1,355 million, which was substantially lower than the aggregate purchase price of the 23 Aircraft. We consider the Proposed Transaction enables the Group to introduce the 23 Aircraft without the need to utilize its cash reserve which can be then used to finance other business operations of the Group and thus is in line with the interests of the Company and the Shareholders.

Based on the foregoing, we consider the Proposed Transaction would have immaterial impacts on the Group’s earnings and gearing level however would avoid a significant one-off cash outlay by the Group. As such, we are of the view that the Proposed Transaction is in the interests of the Company and the Shareholders as a whole.

LETTER FROM OCTAL CAPITAL

RECOMMENDATION

Having considered the principal factors and reasons above, we are of the view that the Proposed Transaction is in the ordinary and usual course of business of the Company, is on normal commercial terms which are fair and reasonable and the Proposed Transaction is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolution to approve the Master Lease Agreement and the transactions contemplated thereunder at the upcoming AGM.

Yours faithfully, For and on behalf of Octal Capital Limited
Alan Fung	Louis Chan
Managing Director	Director

Note:

Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 20 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong. Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 10 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Number of Capacity in shares held – which the A Personal shares were
Name	Position	interest held

Liu Shaoyong	Chairman	0 –
Ma Xulun	Vice Chairman, President	0 –
Xu Zhao	Director	0 –
Gu Jiadan	Director	0 –
Li Yangmin	Director, Vice President	3,960 Beneficial
A shares owner
(Note 1)
Tang Bing	Director, Vice President	0 –
Sandy Ke-Yaw Liu	Independent non-executive Director	0 –
Ji Weidong	Independent non-executive Director	0 –
Li Ruoshan	Independent non-executive Director	0 –
Ma Weihua	Independent non-executive Director	0 –
Yu Faming	Chairman of the Supervisory Committee	0 –
Xi Sheng	Supervisor	0 –
Ba Shengji	Supervisor	0 –
Feng Jinxiong	Supervisor	0 –
Yan Taisheng	Supervisor	0 –
Tian Liuwen	Vice President	0 –
Wu Yongliang	Vice President, Chief Financial Officer	3,696 Beneficial A shares owner (Note 2)
Feng Liang	Vice President	0 –

APPENDIX I	GENERAL INFORMATION

Number of Capacity in shares held – which the A Personal shares were
Name	Position	interest held

Sun Youwen	Vice President	62,731 Beneficial A shares owner
(Note 3)
Wang Jian	Board Secretary, Joint Company Secretary, Authorised Representative	0 –
Ngai Wai Fung	Joint Company Secretary	0 –

Note 1: representing approximately 0.000031% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2: representing approximately 0.000029% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3: representing approximately 0.00049% of the Company’s total issued shares as at the Latest Practicable Date.

H shares appreciation rights

On 9 November 2012, the Company’s general meeting approved the “H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, key technical and managerial personnel of the Company and promote the continuous development of the business of the Group.

As at the Latest Practicable Date, particulars of the H shares appreciation rights granted to the Directors and senior management of the Company were as follows:

			The proportion of the shares appreciation	The proportion
		Number of	rights	of the shares
		the shares	granted to	appreciation
		appreciation	the total	rights
		rights	issued share	granted to
		granted (Ten	capital of	the total
		thousand	the	issued H
Name	Position	shares)	Company	Shares
Liu Shaoyong	Chairman	66.67	0.0053%	0.0159%
Ma Xulun	Vice Chairman, President	66.67	0.0053%	0.0159%
Xu Zhao	Director	57.33	0.0045%	0.0137%
Gu Jiadan	Director	57.33	0.0045%	0.0137%
Li Yangmi	Director, Vice President	57.33	0.0045%	0.0137%
Tang Bing	Director, Vice President	57.33	0.0045%	0.0137%
Tian Liuwen	Vice President	47.33	0.0037%	0.0113%
Wu Yongliang	Vice President, Chief Financial Officer	47.33	0.0037%	0.0113%
Feng Liang	Vice President	38	0.0030%	0.0091%
Sun Youwen	Vice President	38	0.0030%	0.0091%
Wang Jian	Board Secretary, Joint Company Secretary, Authorised	38	0.0030%	0.0091%
	Representative

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director), Mr. Yu Faming (a supervisor and the Chairman of the Supervisory Committee of the Company), Mr. Xi Sheng (a supervisor of the Company) and Mr. Ba Shengji (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

EXPERT STATEMENT

This circular includes statement(s) made by the following expert:

Name	Qualification

Octal Capital Limited	a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Octal Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included.

As at the Latest Practicable Date, Octal Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2014 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, Octal Capital was not beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

JOINT COMPANY SECRETARY

Mr. Wang Jian graduated from Shanghai Jiao Tong University, has postgraduate education experience in Business Administration from East China University of Science and Technology and holds an Executive Master’s degree of Business Administration from Tsinghua University. Mr. Wang has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang Jian is currently a joint company secretary of the Company and Mr. Wang Jian is assisted by Mr. Ngai Wai Fung, the other joint company secretary of the Company.

Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master’s degree in Corporate Finance from the Hong Kong Polytechnic University and a Master’s degree in Business Administration (MBA) from Andrews University in the United States and a Bachelor’s degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring nor determinable by the Group within a year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

LITIGATION

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2014 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

MATERIAL CONTRACTS

1.	On 27 September 2013, in order to secure a professional, stable and reliable operation for the Company’s media and advertising resources, the Company entered into an agreement with 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd) (“CES Media”), pursuant to which the Company and certain of its subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources of the Company to CES Media and certain of its subsidiaries at a consideration of RMB237 million for a period of 15 years (from 1 January 2014 to 31 December 2028) under the terms and conditions in the agreement. For details, please refer to the announcement of the Company dated 27 September 2013.

APPENDIX I	GENERAL INFORMATION

2.	On 24 December 2013, the Company and CEA Holding, both being the shareholders of CES Media, agreed the capital injection of RMB80 million to CES Media on a pro-rata basis in cash. Out of such RMB80 million, the Company contributed a pro-rata amount of RMB36 million in cash and CEA Holding contributed the remaining pro-rata amount of RMB44 million in cash. For details, please refer to the announcement of the Company dated 24 December 2013.

3.	On 15 August 2014, Shanghai Tours, a wholly-owned subsidiary of the Company entered into an agreement with Eastern Tourism, pursuant to which Shanghai Tours agreed to purchase and Eastern Tourism agreed to sell 72.84% equity interest in Shanghai Dongmei held by Eastern Tourism at a consideration of RMB32,147,700. For details, please refer to the Company’s announcement dated 15 August 2014.

4.	The finance lease framework agreement dated 14 November 2014 entered into between the Company and CES Leasing in relation to the Previous Transaction, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to 14 aircraft (comprising six Airbus A319 aircraft, three Boeing B737-700 aircraft and five Boeing B737-800 with a total aircraft basic price of approximately USD1,216 million based on the relevant price catalog in 2014) for a lease term of 10 years commencing on the delivery of each of such 14 aircraft. The principal amount of the Previous Transaction in relation to such 14 aircraft was 90% of the total consideration for the purchase of such 14 aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. The handling fee for such 14 aircraft will be no more than RMB40 million. The financier under the Previous Transaction is CDB Shanghai. For details, please refer to the Company’s announcement dated 14 November 2014.

5.	On 22 December 2014, the Company, CEA Holding and CES Finance Holding Co., Ltd (“CES Finance”) (as shareholders of Eastern Air Group Finance Company Limited (“Eastern Air Finance”)) entered into an agreement, pursuant to which the Company, CEA Holding and CES Finance agreed to inject a total of RMB1,500 million into Eastern Air Finance in proportion according to their respective shareholding in Eastern Air Finance. Out of such RMB1,500 million, the Company agreed to contribute a pro-rata amount of RMB375 million in cash. For details, please refer to the announcement of the Company dated 22 December 2014 issued in Hong Kong.

6.	The Master Lease Agreement.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

APPENDIX I	GENERAL INFORMATION

DOCUMENTS FOR INSPECTION

Copies of the Master Lease Agreement are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular.

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2012, 2013 and 2014 annual reports;

(3)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(4)	a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company;

(5)	the letter of advice issued by Octal Capital to the Independent Board Committee and the Independent Shareholders dated 26 May 2015, the full text of which is set out on pages 21 to 29 of this circular; and

(6)	the Master Lease Agreement.

APPENDIX II	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for each of the three years ended 31 December 2014, 2013 and 2012 together with the accompanying notes to the financial statements, can be found on pages 72 to 166 of the annual report of the Company for the year ended 31 December 2014, pages 75 to 169 of the annual report of the Company for the year ended 31 December 2013 and pages 90 to 208 of the annual report of the Company for the year ended 31 December 2012, respectively. Please also see below the hyperlinks to the said reports:

http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0416/LTN201504161393.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0424/LTN201404241398.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0419/LTN20130419839.pdf

INDEBTEDNESS OF THE GROUP

Indebtedness

As at the close of business on 31 March 2015, the Group had the following liabilities:

Borrowings and obligations under finance leases

The Group had total outstanding indebtedness of approximately RMB103,415 million as at 31 March 2015 The table below sets forth the Group’s total outstanding indebtedness as at 31 March 2015, being the Latest Practicable Date:

	Notes	Total RMB (in million)
Bank borrowings	(1)	45,879
Guaranteed bonds		10,287
Short-term debentures		6,015

Obligations under finance lease	(2)	41,234

Total		103,415

APPENDIX II	FINANCIAL INFORMATION

Notes:

(1)	The Group’s bank borrowings with an aggregate amount of approximately RMB17,663 million were secured by mortgages over certain of the Group’s assets. The pledged assets included aircraft and buildings with an aggregate net book value of approximately RMB23,721 million.

(2)	The Group’s obligations under finance leases with an aggregate amount of approximately RMB41,234 million were secured by mortgages over certain of the Group’s aircraft. The pledged aircraft had an aggregate net book value of approximately RMB54,550 million as at 31 March 2015.

Contingent liabilities

As at the close of business on 31 March 2015, the Group had no significant contingent liabilities.

Except as disclosed above and apart from intra-group liabilities at 31 March 2015, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, term loans, any other borrowings or indebtedness in the nature of borrowing of the Group including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, mortgages and charges, contingent liabilities or guarantees.

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Proposed Transaction and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

Trading prospects

The operations of the Group as an air transport enterprise that performs public service functions are closely linked to the political and economic development both at home and abroad. As such, the Group’s operations as well as that of the aviation industry are, to a significant extent, subject to the risks associated with unforeseen occurrences of geopolitical events and other significant events.

In the future, the Company intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated modern aviation services and logistics services provider.

With the possible recovery of global economy and also the expected steady growth of the local economy in 2015, the tourism market is expected to develop rapidly and the growth in aviation market in China also is expected be maintained. However, with intensive competition in the industry resulting from the rapid growth of transportation ability in the domestic aviation market, rapid development of domestic and overseas low-cost airways, fluctuation of fuel prices due to geopolitical factors, fluctuation in RMB exchange rate and the impact of high-speed railways becoming normalise, the Group will encounter both opportunities and challenges.

APPENDIX II	FINANCIAL INFORMATION

Based on its transformation and development, ability enhancement and brand building, the Group’s overall direction for 2015 will be dedicated to the promotion of operation networking and experiential service, accelerating informatisation and marketisation, so as to strive to establish a world class airline.

Financial outlook

In 2015, despite a solid foundation, the global economy is expected to experience weak recovery with insufficient total demand. The PRC economy is expected to generally have slowing growth. With this complicated operating environment, the Group will leverage on opportunities arising from related regulations and the development of domestic tourism economy to focus on the following areas in order to achieve better operating results.

In 2015, the Company will focus on the following: (1) reinforcing safety responsibilities system, strengthening its safety culture and enhancing awareness of safety responsibilities to maintain continuous safety; (2) strengthening the market share of its hubs, optimising interline transit, enhancing operating abilities of international routes to increase revenue level of passenger and freight transportation; (3) upgrading service quality, enhancing online services integration, improving service standards and processes, reinforcing service management; (4) strengthening cost control, enhancing management on capital, improving debt structure to realise lower cost with higher efficiency; and (5) intensifying transformation, exploiting the leading effect of information technology by emphasizing technological application of, among others, big data and mobile internet; promoting the construction and operation of e-commerce platform, intensifying the promotion of operating efficiency of the transformation of China United Airlines, maintaining continuous promotion of the new commercial logistics transformation model of “Freight Expressway + E-commerce + Trading”.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2014, being the date to which the latest published audited consolidated financial statements of the Group were made up.

SUPPLEMENTARY NOTICE OF 2014 AGM

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTARY NOTICE OF 2014 AGM

SUPPLEMENTAL NOTICE OF 2014 AGM

Reference is made to: (i) the notice (the “Notice”) of the 2014 annual general meeting of the Company (“2014 AGM”) dated 30 April 2015 which set out the time and venue of the 2014 AGM and the resolutions (the “Original Resolutions”, each an “Original Resolution”) to be proposed before the 2014 AGM for approval by the shareholders of the Company (the “Shareholders”); and (ii) the circular of the Company dated 26 May 2015 in relation to aircraft finance lease (the “Circular”). Unless otherwise stated, the terms used herein shall have the same meanings as those defined in the Notice and the Circular.

Subsequent to the despatch of the Notice, the Company received on 22 May 2015 from CEA Holding, the controlling Shareholder, a notice of its intention to propose three additional resolutions for consideration and approval at the 2014 AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT, in addition to the Original Resolutions, the following resolutions (the “New Resolutions”) will be included in the Notice as three newly added resolutions numbered 16, 17 and 18 for approval by the Shareholders by way of ordinary resolution at the 2014 AGM. Save for the above, all information and contents set out in the Notice remain unchanged.

16.	Ordinary Resolution: “THAT, to elect Mr. Tian Liuwen (W i) as a director of the seventh session of the Board, with a term of office in line with the current session of the Board.” (Note 1)

17.	Ordinary Resolution: “THAT, to elect of Mr. Shao Ruiqing (邵瑞慶) as an independent non-executive director of the seventh session of the Board, with a term of office in line with the current session of the Board.” (Note 1)

18.	Ordinary Resolution: “THAT, to agree the entering into the Master Lease Agreement between the Company and CES International Financial Leasing Corporation Limited (“CES Leasing”) in relation to the finance lease from CES Leasing to the Company no more than 23 aircraft, with the lease term of 120 months, the leasing interest rate of 6 month USD LIBOR plus 1% to 3%, the total leasing arrangement fee of no more than RMB75 million, the total rental fee (including the principal and interest) of no more than USD1.7 billion; and that to authorise the President of the Company to take charge of the specific implementation.” (Details of the Master Lease Agreement are set out in the Circular.)

SUPPLEMENTARY NOTICE OF 2014 AGM

NEW PROXY FORM

Since the proxy form for the 2014 AGM (the “Old Proxy Form”) sent together with the Notice does not contain the newly added resolutions as set out in this supplemental notice to be approved at the 2014 AGM, a new proxy form for the 2014 AGM (the “New Proxy Form”) has been prepared and is enclosed with this supplemental notice.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the 2014 AGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the 2014 AGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)	If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the 2014 AGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolutions as set out in this supplemental notice.

(ii)	If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)	If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution.

SUPPLEMENTARY NOTICE OF 2014 AGM

Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the 2014 AGM, they will have to attend in person and vote at the 2014 AGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the 2014 AGM or at any adjournment thereof should they so wish.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the PRC
26 May 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

Notes:

1.	Proposed change of directors

Biographical details of the proposed directors of the seventh session of the Board are set out below:

Mr. Tian Liuwen, aged 56, is currently a vice president of the Company and a party member of CEA Holding. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to January 2008, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of CEA Holding. He obtained an EMBA degree from Nanjing University and is qualified as senior economist.

As at the date of this notice, Mr. Tian holds 473,330 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

Mr. Shao Ruiqing, aged 58, currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao served as an independent non-executive Director of the Company from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport of the PRC, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

SUPPLEMENTARY NOTICE OF 2014 AGM

As far as the directors of the Company (the “Directors”) are aware and save as disclosed above, Mr. Tian Liuwen and Mr. Shao Ruiqing (i) do not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) have not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling Shareholder; and (v) do not have, or are deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO. There are no service contracts between the Company and the above mentioned persons in respect of their proposed appointments as Directors. The remuneration of Mr. Tian Liuwen and Mr. Shao Ruiqing will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions. The term of office of the Directors of the seventh session of the Board is three years. Save as disclosed in this notice, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Tian Liuwen and Mr. Shao Ruiqing which are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

2.	Abstention from voting

CEA Holding and its associates will abstain from voting on the additional resolution no. 18.

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